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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                            Allegheny Teledyne Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  017415 10 0
                   -----------------------------------------
                                 (CUSIP Number)

                            Edmund M. Kaufman, Esq.
                              Irell & Manella LLP
                          333 South Hope Street #3300
                         Los Angeles, California 90071
                                 213-620-1555
              ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                August 15, 1996
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

- -----------------------                                  ---------------------
 CUSIP NO. 017415 10 0                                     PAGE 2 OF 2 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Henry E. Singleton

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A/

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            13,999,100

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,999,100

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      13,999,100

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 12                                                                        [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      8.1%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 14
      IN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                        2 of 7

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to 13,999,100 shares (the "Shares") of the Common Stock, par value $0.10 per share ("ATI Common Stock"), of Allegheny Teledyne Incorporated, a Delaware corporation ("ATI"). The principal executive offices of the Company are located at 1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) - (c), (f). This Statement is being filed on behalf of Dr. Henry E. Singleton. Dr. Singleton is a rancher and investor. Dr. Singleton's business address is 335 North Maple Drive, Beverly Hills, California 90210. Dr. Singleton is a citizen of the United States. He is a director of ATI. He is a co-founder of Teledyne, Inc. ("TI"), which became a wholly-owned subsidiary of ATI on August 15, 1996 (see Item 3). He was Chairman of the Board of TI from 1960 to January 1991. From 1960 to 1986, he served as TI's Chief Executive Officer.

     (d) During the last five years, Dr. Singleton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Dr. Singleton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 15, 1996, the "Effective Time," as defined in the Amended and Restated Agreement and Plan of Merger and Combination referred to in Item 7 (the "Combination Agreement"), occurred. At the Effective Time, each outstanding share of the Common Stock, par value $1.00 per share ("TI Common Stock"), of TI was converted into the right to receive 1.925 shares of ATI Common Stock. At the Effective Time, Dr. Singleton owned 7,272,260 shares of TI Common Stock and, accordingly, became entitled to receive the Shares as a result of the occurrence of the Effective Time. Dr. Singleton had previously reported his ownership of the 7,272,260 shares of TI Common Stock referred to above on a Schedule 13G, as amended, and thereafter a Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.

     Dr. Singleton holds the Shares for investment and does not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities, or the disposition of securities, of ATI;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ATI or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of ATI or any of its subsidiaries;

     (d) any change in the present board of directors or management of ATI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of ATI;

     (f)  any other material change in ATI's business or corporate structure;

     (g) changes in ATI's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of ATI to be delisted from a national securities exchange or to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System;

     (i) a class of equity securities of ATI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Dr. Singleton has beneficial ownership of the 13,999,100 Shares owned by him, which represent approximately 8.1% of the issued and outstanding shares of ATI Common Stock (based on the information contained in the Prospectus dated July 17, 1996 of ATI issued in connection with the respective special meetings of the stockholders of TI and Allegheny Ludlum Corporation held on August 15, 1996 to vote on the Combination Agreement).

     (b) Dr. Singleton has sole voting and dispositive power with respect to the Shares.

     (c) Dr. Singleton has not effected any transactions relating to ATI Common Stock within the past sixty days. See Item 3 regarding the occurrence of the Effective Time.

     (d) No other person is known to Dr. Singleton to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Except as set forth in the next paragraph, Dr. Singleton does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     At the request of TI made pursuant to the Combination Agreement, Dr. Singleton has entered into an agreement with ATI dated August 15, 1996 (the "Affiliate Agreement") under which he has agreed, among other things; (i) to comply with those restrictions on the transfer of the Shares that are applicable, under the Securities Act of 1933 and the rules and regulations (the "SEC Rules and Regulations") of the Securities and Exchange Commission (the "SEC") promulgated thereunder, including Rule 145, to persons who were affiliates of TI at the time the Combination Agreement was submitted to a vote of TI's stockholders (which vote occurred on August 15, 1996 and which restrictions relate to, among other things, the amount of Shares that may be disposed of, and the manner of disposition thereof, under paragraphs (c), (e),
(f) and (g) of Rule 144 under the Rules and Regulations); and (ii) not to dispose of any Shares until after such time as results covering at least thirty days of combined operations of TI and Allegheny Ludlum Corporation have been published by ATI within the meaning of Section 201.01 of the SEC's Certification of Financial Reporting Policies. The foregoing summary of certain provisions of the Affiliate Agreement is subject in its entirety to the full text thereof, which is filed as Exhibit 2 hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  Amended and Restated Agreement and Plan of Merger and Combination,
- ---------   dated as of April 1, 1996, by and among Allegheny Teledyne
            Incorporated, Allegheny Ludlum Corporation, ALS Merger Corporation, Teledyne, Inc. and TDY Merger, Inc.

Exhibit 2.  Affiliate Agreement dated August 15, 1996, by and between Dr. Henry
- ---------   E. Singleton and Allegheny Teledyne Incorporated.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 21, 1996


                                            /s/ Henry E. Singleton
                                            ____________________________________
                                            Henry E. Singleton

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT     DESCRIPTION                                                 PAGE
- -------     -----------                                                 ----

Exhibit 1.   Amended and Restated Agreement and Plan of Merger and
- ---------    Combination, dated as of April 1, 1996, by and among
             Allegheny Teledyne Incorporated, Allegheny Ludlum
             Corporation, ALS Merger Corporation, Teledyne, Inc.
             and TDY Merger, Inc.

Exhibit 2.   Affiliate Agreement dated August 15, 1996, by and
- ---------    between Dr. Henry E. Singleton and Allegheny
             Teledyne Incorporated.


                                   Exhibit 1
                                   ---------

                                      -8-